FORM 1-SA

SEMI-ANNUAL REPORT PURSUANT TO REGULATION A

For the period ended June 30, 2020

CARDONE EQUITY FUND VI, LLC

Commission File No. 024-10943

Delaware

(State or other jurisdiction of incorporation or organization)

Cardone Capital, LLC

18909 NE 29th Avenue

Aventura, FL 33180

Office: (310) 777-0255

Email: invest@Cardonecapital.com

83-2826322

Employer Identification Number

Class A Interests

(Title of each class of securities issued pursuant to Regulation A)

Item 1. Management’s Discussion and Analysis of Financial Conditions and Results of Operations

The following discussion of our financial condition and results of operations should be read in conjunction with the financial statements and the notes thereto included elsewhere in this Report.  Our fiscal year end is December 31st. Our financial statements are prepared in accordance with Generally Accepted Accounting Principles.

Overview

Cardone Equity Fund VI, LLC (“CEF VI” or the “Company”), a Delaware limited liability corporation, was formed to invest directly or indirectly in multifamily apartment complexes located in Florida and Maryland.

On June 26, 2020, the Company completed raising $29,463,000 under Regulation A Plus from over 1,300 individual investors, and completed its investments in four income producing multifamily real estate properties located in Panama City Beach, Florida, Naples, Florida, and Columbia, Maryland.

COVID-19 PANDEMIC

In March 2020, the World Health Organization declared the novel strain of coronavirus (COVID-19) a global pandemic and recommended containment and mitigation measures worldwide. The spread of the COVID-19 Pandemic has continued to cause significant volatility in the U.S. and international markets and, in many industries, business activity was virtually shut down. There continues to be uncertainty around the duration and severity of business disruptions related to the COVID-19 Pandemic, as well as its impact on the U.S. economy and international economies. The CARES Act implemented in response to COVID-19 placed a Federal moratorium on evictions while at the same time providing supplemental cash payments which has impacted the Company’s investments.

With “Stay at Home” orders in place at all investment property locations, the Managing Member recognized that it was important to have residents feel secure in their homes. In response, the Managing Member put various programs in place to stabilize occupancy and rent collections at the properties.  The investment properties received second quarter 2020 payments from residents representing over 95.6% of the rents due, as compared to the first quarter 2020 payments at 97.5% of rents due. As needed, the property managers continue to diligently work with residents to place residents on deferred payment plans.  The properties continue to be under the Federal Moratorium on evictions which does not allow for the eviction of any residents. As of June 30, 2020, the Managing Member anticipates less than 2% of the units would be subject to the moratorium.

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Results of Operations

The Company received distributions from investments totaling $175,665 in the first quarter and $335,505 in the second quarter for a total of $511,170 for the six months ended June 30, 2020 as compared to $22,840 for the year ended December 31, 2019.  Distributions have steadily increased from 2019 as equity was raised and purchased the investment properties. For the six months ended June 30, 2020, operating expenses totaled $154,640 resulting in a net investment loss of $154,640.  The Company also had cumulative unrealized gains on real estate investments totaling $465,123 as of June 30, 2020.

Liquidity and Capital Resources

 The value of an investment in the Company will fluctuate with the performance of the specific assets in which the Company is invested. In certain circumstances the Company did establish reserves from the gross offering proceeds for initial deferred maintenance and repairs, value add improvements and certain capital improvement projects of the properties. To the extent that the Company has insufficient funds for such purposes, the Company may establish additional reserves from cash flow from operations, or from net cash proceeds from the sale of properties. As of June 30, 2020, the investment properties have about $5,585,000 in cash reserves of which about $972,000 was generated from operations in excess of distributions.

As of June 30, 2020, CEF VI had no outstanding debt. The investments did leverage their individual assets from 64% to 75% of the cost of the acquisition price.

Trends and Key Information Affecting our Performance

We believe that current market dynamics and underlying fundamentals suggest an overall positive trend in the United States multifamily housing despite the impact of COVID-19. Although the COVID-19 pandemic continues to transform various industries, numerous others will continue to remain unscathed and show promising growth opportunities.  Our properties are in desirable locations and will benefit from the wave of new renters fleeing major metros, most of whom are now free to work remotely.  Job growth, steady rentership rates, increasing household formations and aligned demographics provide the backdrop for strong renter demand. We believe that other factors impacting the prime United States renter demographic such as delayed major life decisions, increased levels of student debt and tight credit standards in the single-family home mortgage market support the value proposition of owning multifamily properties.

Item 2. Other Information

None.

Item 3. Financial Information

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Cardone Equity Fund V, LLC
Financial Statements - Index
As of June 30, 2020

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Cardone Equity Fund VI, LLC
Statements of Net Assets
As of June 30, 2020 and December 31, 2019

	June 30, 2020	December 31, 2019
	(unaudited)
Assets:

Real estate investments, at fair market value (cost of $28,514,639 and $9,128,978, respectively)	$28,979,762	$9,010,600
Cash	241,391	1,312,190

Total assets	$29,221,153	$10,322,790

Liabilities:

Offering proceeds	$15,000	$1,244,477
Accounts payable	-	2,282
Accrued expenses and other related party payables	58,993	6,445

Total liabilities	73,993	1,253,204

Net assets	$29,147,160	$9,069,586

See accompanying notes, which are an integral part of these financial statements

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Cardone Equity Fund VI, LLC
Schedule of Real Estate Investments
As of June 30, 2020 - (unaudited)

	Ownership		Fair Market
Investment	Interest	Cost Basis	Value

Cardone PCB Member, LLC [1]	34.67%	$5,351,548	$5,507,494

Cardone Columbia Member, LLC [2]	24.70%	10,345,960	10,637,705

Cardone Retreat Member, LLC [3]	24.70%	5,139,815	5,121,665

Cardone Addison Member, LLC [4]	24.70%	7,677,316	7,712,898

		$28,514,639	$28,979,762

_________

[1]	Cardone PCB Member, LLC owns 100% of PCB 288, LLC (d/b/a: 10X Living at Panama City Beach) which holds an investment in a 288 unit multifamily residential apartment development located in Panama City Beach, FL.The Company invested in Cardone PCB Member, LLC on October 16, 2019. The Company's proportional share of this investment represents 18.90% of net assets.

[2]	Cardone Columbia Member, LLC owns 100% of Columbia 531, LLC (d/b/a: 10X Living at Columbia Town Center) which holds an investment in a 531 unit multifamily residential apartment development located in Columbia, MD.The Company invested in Cardone Columbia Member, LLC on December 20, 2019. The Company's proportional share of this investment represents 36.50% of net assets.

[3]	Cardone Retreat Member, LLC owns 100% of Retreat 360, LLC (d/b/a: Retreat at PCB) which holds an investment in a 360 unit multifamily residential apartment development located in Panama City Beach, FL.The Company invested in Cardone Retreat Member, LLC on March 16, 2020. The Company's proportional share of this investment represents 17.57% of net assets.

[4]	unit multifamily residential apartment development located in Naples, FL.The Company invested in Cardone Addison Member, LLC on March 3, 2020. The Company's proportional share of this investment represents 26.46% of net assets.

See accompanying notes, which are an integral part of these financial statements

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Cardone Equity Fund VI, LLC
Statements of Operations
For the Six Months ended June 30, 2020
and the Year ended December 31, 2019

	Six Months Ended	Year Ended
	June 30, 2020	December 31, 2019
	(unaudited)

Income - Interest	$539	$298

Expenses

Asset management fee	95,254	9,999
Professional fees	46,804	20,597
Administrative and other	13,121	11,857

Total expenses	155,179	42,453

Net investment loss	(154,640)	(42,155)

Change in unrealized gain (loss) on real estate investments	583,501	(118,378)

Net increase (decrease) in net assets resulting from operations	$428,861	$(160,533)

See accompanying notes, which are an integral part of these financial statements

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Cardone Equity Fund VI, LLC
Statements of Changes in Member's Equity
For the Six Months Ended June 30, 2020
and the Years Ended December 31, 2019

		Members Class A	Managing Member Class B
	Total	Interests	Interests

Balance, December 31, 2018	$-	$-	$-

Contributions	9,316,818	9,316,818	-

Distributions	(8,888)	(6,659)	(2,229)

Offering and syndication costs	(77,811)	(77,811)	-

Net decrease in net asets resulting from operations	(160,533)	(160,533)	-

Balance, December 31, 2019	9,069,586	9,071,815	(2,229)

Contributions	20,146,182	20,146,182	-

Distributions	(472,573)	(356,679)	(115,894)

Offering and syndication costs	(24,896)	(24,896)	-

Net increase in net asets resulting from operations	428,861	278,760	150,101

Balance, June 30, 2020	$29,147,160	$29,115,182	$31,978

See accompanying notes, which are an integral part of these financial statements

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Cardone Equity Fund VI, LLC
Statements of Cash Flows
For the Six Months ended June 30, 2020
and the Year ended December 31, 2019

	Six Months Ended	Year Ended
	June 30, 2020	December 31, 2019
Cash flows from operating activities:
Net increase (decrease) in net assets resulting from operations	$428,861	$(160,533)

Adjustments to reconcile net decrease in net assets resulting from operations to net cash used in operating activities:
Change in unrealized (gain) loss on investments	(583,501)	118,378
Purchase of investments	(19,896,831)	(9,151,818)
Distributions from investments	511,170	22,840
Changes in operating assets and liabilities:
Accounts Payable	(2,282)	2,282
Accrued expenses and other related party payables	52,548	6,445
Net cash used in operating activities	(19,490,035)	(9,162,406)

Cash flows from financing activities:
Offering proceeds	18,916,705	10,561,295
Offering and syndication costs	(24,896)	(77,811)
Distributions	(472,573)	(8,888)
Net cash provided by financing activities	18,419,236	10,474,596

Net increase (decrease) in cash	(1,070,799)	1,312,190

Cash, beginning of period	1,312,190	-
Cash at end of period	$241,391	$1,312,190

See accompanying notes, which are an integral part of these financial statements

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NOTE 1: NATURE OF OPERATIONS

CARDONE EQUITY FUND VI, LLC (the “Company”), is a limited liability company organized December 12, 2018 under the laws of Delaware and is located in Aventura, Florida.

The Company commenced operations and started accepting subscriptions October 16, 2019 when $1,163,160 was accepted and invested in the first multifamily real estate investment. On June 26, 2020, the Company completed raising  $29,463,000 under Regulation A Plus from over 1,300 investors and completed its investments in four multifamily real estate properties. The fund-raising activities were completed through Cardone Capital, LLC’s (the “Managing Member”) online platform.

The Company made its investments through limited liability corporations (“LLC’s”) (treated as partnerships) that own a single multifamily property (through single purpose entities “SPE’s”).  The LLC's are co-owned by the Company, Cardone Equity Fund VIII, LLC (“CEF VIII”), a related entity by common management, and Grant Cardone, managing member of Cardone Capital, LLC. Grant Cardone typically owns from 1% to 5% of the LLC’s. CEF VIII is a $79,297,000 million fund for accredited investors that began its operations in October 2019. The Managing Member parallel invested the funds raised from the Company’s offering, funds raised from CEF VIII’s offering and funds from Grant Cardone in all property acquisitions at varying ownership levels. The amount invested varied depending on the lender’s requirements and the amount of funds raised by the Company and CEF VIII.

The Company is not registered as an Investment Company under the Investment Company Act of 1940, as amended.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared under accounting principles generally accepted in the United States of America (“GAAP”) for investment companies. The Company is an investment company that follows the specialized accounting and reporting guidance of the Financial Accounting Standards Board (“FASB’) Accounting Standards Codification (“ASC”) Topic 946 “Financial Services – Investment Companies.” The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of investment income, expenses and gains (losses) during the reporting period. Actual results could differ from those estimates.

Cash and Concentration of Cash Balance

The Company’s cash in bank deposit accounts, at times, may exceed federally insured limits.

Real Estate Investments

Investments in real estate are carried at fair value.  Costs to acquire real estate investments are capitalized as a component of investment cost.  The fair values of real estate investments are estimated based on the price that would be received to sell an asset in an orderly transaction between marketplace participants at the measurement date.

Investments without a public market are valued based on assumptions made and valuation techniques used by the Managing Member. Such valuation techniques may include discounted cash flow analysis, prevailing market capitalization rates or earnings multiples applied to earnings from the investment, analysis of recent comparable sales transactions, actual sale negotiations and bona fide purchase offers received from third parties, consideration of the amount that currently would be required to replace the asset, as well as independent external appraisals. In general, the Managing Member considers multiple valuation techniques when measuring the fair value of a real estate

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NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Real Estate Investments (continued)

investment. However, in certain circumstances, a single valuation technique may be appropriate.

The fair value of real estate investments does not reflect the Company’s transaction sale costs, which may be incurred upon disposition of the real estate investments. Such costs are estimated to approximate 2% - 3% of gross property fair value. The Company also reflects its real estate equity investments net of investment level financing.  Valuation adjustments attributable to underlying financing arrangements are considered in the real estate equity valuation.

The Company may invest in real estate and real estate related investments for which no liquid market exists. The market prices for such investments may be volatile and may not be readily ascertainable. In addition, there continues to be significant disruptions in the global capital, credit and real estate markets. These disruptions have led to, among other things, a significant decline in the volume of transaction activity, in the fair value of many real estate and real estate related investments, and a significant contraction in short-term and long-term debt and equity funding sources. This contraction in capital includes sources that the Company may depend on to finance certain of its investments. These market developments may have a significant adverse impact on the Company’s liquidity position, results of operations and financial condition and may continue to adversely impact the Company if market conditions continue to deteriorate. The decline in liquidity and prices of real estate and real estate related investments, as well as the availability of observable transaction data and inputs, may have made it more difficult to determine the fair value of such investments. Amounts ultimately realized by the Company from real estate investments sold may differ from the fair values presented, and the differences could be material.

Fair Value Measurement

FASB guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The investments in real estate will fall into Level 3 category, therefore, fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of the reporting date.

Investments in Real Estate Transactions

Purchases and sales of real estate investments are recorded on a transaction basis.  Distributions from the real estate investment are first applied to the cost of the investment until the total cost has been recovered, after which point any further distributions are recorded as realized gains.  Further, realized gains and losses on real estate investment transactions will be recognized upon the sale of the investment.  Changes in unrealized gains and losses are included in the results of operations.

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NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

Risks and Uncertainties

The Company’s business and operations are sensitive to general business and economic conditions in the U.S. and worldwide along with local, state, and federal governmental policy decisions.    Adverse developments in these general business and economic conditions could have a material adverse effect on the Company’s financial conditions and the results of operations.

Offering and Syndication Costs

Offering and syndication costs represent costs incurred in connection with the offering and syndication of members’ interests.  These costs are reflected as a direct reduction of Class A net assets.  As of June 30, 2020, a total of $102,707 was incurred for offering and syndications costs.

Deferred Offering Costs

Deferred offering costs consist principally of accounting and legal fees incurred in connection with the Company’s offering that commenced during 2018 under Regulation A Plus. Prior to the completion of the offering, these costs are capitalized as deferred offering costs on the Statements of Net Assets.  Upon completion of the offering, the deferred offering costs were charged to members’ equity.

Income Taxes

The Company is a limited liability company, treated as a partnership for U.S. income tax purposes.  Accordingly, under the Internal Revenue Code, all taxable income or loss flows through to its members. Therefore, no provision for income tax has been recorded in the accompanying financial statements. Income from the Company is reported and taxed to the members on their individual tax returns.

The Bipartisan Budget Act of 2015 provides that any entity treated as a partnership for U.S. income tax purposes may be directly assessed for federal income taxes, interest and penalties arising from partnership audits and/or adjustments (the “Assessment”) for tax  years beginning after December 31, 2017, rather than the owners of the entity being liable for the Assessment.  Any such Assessment against the entity would impact the equity interests of current owners pro-rata at the time the Assessment is levied absent claw-back provisions to any former owners or other special allocation provisions within the entity’s governing documents.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in an enterprise’s financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of uncertain tax position taken or expected to be taken in a tax return for open tax years (generally a period of three years from the later of each return’s due date or the date filed) that remain subject to examination by the Company’s major tax jurisdictions. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company’s evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company’s financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

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NOTE 3: FAIR VALUE MEASUREMENTS

The fair value for certain financial instruments is derived using valuation techniques that involve significant management judgment. The price transparency of financial instruments is a key determinant of the degree of judgment involved in determining the fair value of the Company’s financial instruments. Financial instruments for which actively quoted prices or pricing parameters are available and for which markets contain orderly transactions will generally have a higher degree of price transparency than financial instruments for which markets are inactive or consist of non-orderly trades. The Company evaluates several factors when determining if a market is inactive or when market transactions are not orderly. The following is a summary of the methods and assumptions used by management in estimating the fair value of each class of financial instrument for which it is practicable to estimate the fair value:

Cash, deferred offering costs, accrued expenses and other related party payables: these balances approximate their fair values.

Real estate investments are stated at fair value of the ownership interests of the underlying entities.  The Company’s ownership interests are valued based on the fair value of the underlying real estate, any related mortgage loans payable, and other factors, such as ownership percentage, distribution provisions and capital call obligations.  The Company’s estimates of the values of real estate properties have been prepared giving consideration to the income, direct capitalization and sales comparison approaches of estimating property value. The income approach estimates an income stream for a property (typically 10 years) and discounts this income plus a reversion (presumed sale) into a present value at a risk adjusted rate. Yield rates and growth assumptions utilized in this approach are derived from market transactions as well as other financial and industry data. The direct capitalization approach is based on the net operating income (NOI) of the underlying real estate for a stabilized operation divided by the market capitalization rate. The sales comparison approach compares recent transactions to the appraised property. Adjustments are made for dissimilarities which typically provide a range of value. The direct capitalization approach was used to value all of the Company’s real estate investments as of June 30, 2020 and December 31, 2019. The terminal cap rate and the discount rate are significant inputs to these valuations. These rates are based on the location, type and nature of each property, and current and anticipated market conditions. Significant increases in discount or capitalization rates in isolation would result in a significantly lower fair value measurement. Significant decreases in discount or capitalization rates in isolation would result in a significantly higher fair value measurement.

Investment values as of June 30, 2020 and December 31, 2019, were determined based on capitalization rate of 4.59% to 5.25% and 5.30% and 5.75%, respectively.  Fair value measurements take into consideration the estimated effect of physical depreciation, historical cost depreciation and amortization on real estate related investments.

Upon the disposition of all real estate investments by an investee entity, the Company will continue to state its equity in the remaining net assets of the investee entity during the wind-down period.  The Company’s real estate investments are classified within level 3 of the valuation hierarchy.

The following is a reconciliation of the beginning and ending balances for assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during the eighteen months ended June 30, 2020:

Description	Real Estate Investments
Beginning balance, December 31, 2018	$-
Purchase of real estate investments	9,151,818
Unrealized loss on real estate investments	(118,378)
Distributions from real estate investments	(22,840)
Ending Balance, December 31, 2019	$9,010,600
Purchase of real estate investments	19,896,831
Unrealized gain on real estate investments	583,501
Distributions from real estate investments	(511,170)
Ending Balance, June 30, 2020	$28,979,762

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NOTE 4: MEMBER’S EQUITY/NET ASSETS

The Managing Member held 100% of the member’s equity of the Company as of December 31, 2018.  The Class B Interests were issued, at formation, as founder’s interests for no consideration.  As of December 31, 2019, the Manager received proceeds totaling $9,316,818 for 9,316.818 Class A Interests which were accepted by the Manager.

On June 26, 2020, the Company completed raising $29,463,000 by offering 29,463 Class A Interests at $1,000 per Interest through a Tier II offering pursuant to Regulation A under the Securities Act, also known as “Reg A Plus” and sold the Interests directly to investors. The minimum investment was $5,000. The Class A Members in the Company will receive a 65% profits interest.

The Managing Member’s Class B Interest will be a 35% profits interest and is subordinate to the Class A Interest.

Losses for any fiscal year shall be allocated among the Members in proportion to their positive capital account balances, giving consideration to their respective ownership period, until the balance of each capital account equals zero. Thereafter, all losses shall be allocated in accordance to each Member’s respective Percentage Interest in the Company, giving consideration to their respective ownership period. Profits will first be allocated pro rata to the Members in accordance with the amount of Losses previously allocated if such previous Losses were not offset by Profits. Thereafter, Profits shall be allocated in accordance with actual distributions of Distributable Cash and shall be allocated 65% to the Class A Members (in proportion to their respective Percentage Interests) and 35% to the Class B Interests. In all cases, giving consideration to their respective ownership period.

In accordance with the operating agreement, distributions will be allocated 65% to the Class A Members and 35% to the Class B Member.  At this time, the Managing Member has distributed all distributable cash to the Class A and Class B Members which totaled $363,338 and $118,123, respectively, as of June 30, 2020.  The Class A Members have received a 4.5% cash on cash return since inception.  At a later time, when the cash flow from operations increases or an exit event occurs, the Managing Member may adjust cash distributions to be allocated on a cumulative 65%/35% basis, the impact of this at June 30, 2020 would be to distribute an additional $77,521 to the Managing Member.

NOTE 5: RELATED PARTY TRANSACTIONS

The Company has engaged the Managing Member to manage the Company, under a management agreement. The Company is subject to the following fees under this agreement:

Reimbursement of Offering and Syndication Costs

The Company’s Managing Member and its affiliates will be reimbursed for actual offering and syndication expenses incurred.  Offering and syndication expenses consist of the actual legal, accounting, printing, marketing, advertising, filing fees, any transfer agent costs and other accountable offering-related expenses.

As of June 30, 2020, the Company incurred a total of $102,707 in offering and syndication-related expenses which were initially advanced by a related party of the Company and fully repaid by June 30, 2020.

Acquisition Fee

Each of the Company’s real estate investments, are obligated to pay the Company’s Managing Member or its designated affiliate 1% of the investment’s fixed asset purchase price. This fee will be paid at the discretion of the Managing Member, but no later than the liquidation of the real estate investment.  Should the fee be paid at acquisition it is included as an acquisition cost of the SPE purchasing the property and therefore would be included in the cost of the Company’s investment.

As of June 30, 2020, all acquisition fees have been paid and a total of $3,430,005 in fees are considered acquisition costs and included in the basis of the purchased property. The Company’s proportional share, based on the ownership of the respective investments, paid totaled $903,820 and is included in the investment cost.

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NOTE 5: RELATED PARTY TRANSACTIONS (continued)

Disposition Fee

For each real estate investment, the Company will pay its Managing Member or its designated affiliate 1% of the investment’s sale price.This fee will be paid at the disposition of the investment’s real estate.

Asset Management Fee

The Company will pay the Managing Member, or its designated affiliate, a 1% annualized Asset Management Fee during the first three years of operations which will be calculated based on the Contributed Capital as of the end of each prior month.After the first three years, the amount of Contributed Capital will be reduced for the return of capital to Members from the liquidation and disposition from the sale of one of the Company’s assets. This fee will be payable monthly at the discretion of the Managing Member. For the six months ended June 30, 2020 and the year ended December 31, 2019, the Company incurred $95,254 and $9,999, respectively, in Asset Management Fees, of which $58,993 remains payable as of June 30, 2020.

Notes Payable

When each Cardone Member entity purchases a multifamily property, Grant Cardone contributes his equity and loans the balance needed to purchase the property to each Cardone Member entity.The aggregate principle balance loaned by Grant Cardone on behalf of the Company to the Cardone Member entities to acquire the investments amounted to approximately $17,426,727. Each loan pays 6% interest rate, is unsecured and is payable on demand. As of June 30, 2020, all loans had been repaid and the Company’s proportional share of interest paid totaled $126,430.

Co-investments

As of June 30, 2020, the Company had co-invested with CEF VIII and Grant Cardone as follows:

	10X Living at Panama City Beach		10X Living at Columbia at Town Center		Cardone Retreat at Panama City Beach		Cardone Addison Place
Entity	Investment	Percentage	Investment	Percentage	Investment	Percentage	Investment	Percentage

CEF VI	$5,546,599	34.67%	$10,608,650	24.70%	$5,162,300	24.70%	$7,731,100	24.70%
CEF VIII	10,253,401	64.08%	31,911,350	74.30%	14,692,700	70.30%	22,003,900	70.30%
Grant Cardone	200,000	1.25%	430,000	1.00%	1,045,000	5.00%	1,565,000	5.00%
Total	$16,000,000	100%	$42,950,000	100%	$20,900,000	100%	$31,300,000	100%

NOTE 6: FINANCIAL RISKS AND UNCERTAINTIES

The Company is subject to several risks including the following:

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to raise funds to fulfill its commitments including inability to sell investments quickly or close to fair value.

Market Risk

Market risk is the potential loss that can be caused by increases or decreases in the fair value of investments resulting from market fluctuations.

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NOTE 6: FINANCIAL RISKS AND UNCERTAINTIES (continued)

Credit Risk

Credit risk represents the potential loss that would occur if counter parties fail to perform pursuant to the terms of their obligations.

Other Risk

In March 2020, the World Health Organization declared the novel strain of coronavirus (COVID-19) a global pandemic and recommended containment and mitigation measures worldwide.  In response to the uncertainty of the impact, the Managing Member, on April 9, 2020 announced to its Members that as a precaution, distributions to all Members would be paused for the next 90-days.

The Managing Member immediately put various programs into place to stabilize occupancy and rent collections at the properties which allowed the restart of distributions on June 15, 2020.

NOTE 7: FINANCIAL HIGHLIGHTS

The following summarizes the Company’s financial highlights for the six months ended June 30, 2020 and the year ended December 31, 2019:

	Class A Members	Class A Members
	June 30, 2020	December 31, 2019
Total return [1]
End of period since-inception internal rate of return	.15%	-22.08%
Beginning of period since-inception internal rate of return	-22.08%	-%

Expense ratios [2]
Operating expense	1.24%	4.12%

Net investment income ratio [3]	1.24%	4.12%

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[1]	Total return is calculated based on a dollar-weighted internal rate of return methodology net of fees. The internal rate of return is computed on a since-inception basis using annual compounding and the actual dates of cash inflows received by and outflows paid to investors and including ending net asset value as of each measurement date. Because total return is calculated for the Class A Members taken as a whole, an individual Class A Member’s return may vary from these returns based on a different management fee and incentive arrangements (as applicable) and the timing of capital contributions.

[2]	These expense ratios are calculated for the Class A Members taken as a whole using weighted average of net assets for the period. The computation of such ratios is based on the amount of expenses assessed to an individual Class A Member’s capital may vary from these ratios based on different management fee incentive arrangements (as applicable) and the timing of capital transactions.

[3]	The net investment income ratios are calculated for the Class A Members taken as a whole using weighted average net assets for the period. The computation of the net investment income ratio is based on the amount of net investment income assessed to an individual Class A Member’s capital may vary from these ratios based on different management fee arrangements (as applicable).

NOTE 8: SUBSEQUENT EVENTS

As of September 15, 2020, Cardone Equity Fund VI has distributed an additional $329,893 to Class A Members and $109,963 to Class B Members.

Management has evaluated subsequent events through September 25, 2020, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements

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SIGNATURES

This Semi-Annual Report has been signed by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Grant Cardone	Chief Executive Officer of Cardone Capital, LLC	September 28, 2020
Grant Cardone	(Principal Executive Officer)

/s/ Susan Schieman	Chief Financial Officer of Cardone Capital, LLC	September 28, 2020
Susan Schieman	(Principal Financial and Accounting Officer)

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